Exhibit 99.1

NEWS RELEASE

News Release 2006-22		November 14, 2006

Queenstake’s Third Quarter Results

Denver, Colorado — November 14, 2006 — Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) reported a net loss of $8.1 million for the third quarter of 2006. Cash and cash equivalents at the end of the quarter totaled $5.5 million.

As described in the October 4, 2006 “Cost Reductions” news release, an internal review recently concluded that the Company needed to immediately defer production from higher cost production areas of Jerritt Canyon’s underground mines and reduce the costs of ongoing operations. Cost reduction measures implemented in late September 2006 included reducing the cost of contract underground development, streamlining maintenance, discontinuing the use of higher cost mining equipment and reducing the work force in accordance with the lower production rate. Estimated annual savings from these measures include approximately $12 million in cash operating costs and approximately $4 million in development contractor costs.

Third quarter gold production was 43,781(1) ounces, including production from ore purchased from Newmont.  Cash operating costs at Jerritt Canyon were negatively impacted by significantly lower than expected production, mill throughput limitations and higher commodity costs, resulting in significantly higher cash operating costs per ounce of $643 for the third quarter. However, the Jerritt Canyon operations showed improvement in October 2006 as a result of the cost reduction measures implemented in late September, with production and costs generally consistent with the revised plan and with sufficient cash flow to continue to fund the ongoing exploration program at Jerritt Canyon.

As announced on October 4, 2006, Queenstake’s financial advisors Blackmont Capital are assisting the Company in evaluating and pursuing strategic alternatives to enhance the long-term value of the Jerritt Canyon assets. There is a high level of interest in Queenstake and a due diligence process is underway.

Operating Highlights	3Q 2006	3Q 2005	9 mos. Ending 9/30/06	9 mos. Ending 9/30/05
Gold ounces produced(1)	43,781	49,613	124,075	158,536
Gold ounces sold	43,129	54,446	122,833	155,856
Average realized gold price ($/oz)	$617	$442	$607	$433
Cash operating costs per ounce(2)	$643	$401	$546	$381
Ore tons mined	161,371	220,779	578,617	736,039
Tons processed	297,563	267,116	719,648	895,350
Grade processed (opt)	0.18	0.21	0.21	0.21
Process recovery	86.3%	86.5%	86.3%	86.6%

Financial Review

For the third quarter of 2006, the Company reported a net loss of $8.1 million, compared with a net loss of $4.3 million in the year ago quarter. Revenues were $26.6 million from gold sales of 43,129(1) ounces at an average realized price of $617 per ounce.

Third quarter cash operating costs per ounce were $643, a significant increase from the year ago quarter due to significantly lower Jerritt Canyon production, mill throughput limitations and higher commodity and labor prices. Factors leading to lower production and mill throughput are discussed below under the heading, “Operations Review.” Over the past 12 months, cash operating costs were negatively impacted by a number of factors, including $3.2 million in rising commodity costs primarily from fuel, electric power, commodities and freight, $2.1 million in wage increases and higher than anticipated overtime costs, and $3.1 million from increased contractor costs. Together, these factors accounted for an increase in cash operating costs of approximately $48 per ounce in the past 12 months.

Depletion charges were $3.6 million, including approximately $0.3 million expensed as a result of a reduction of stockpiled Jerritt Canyon ore and work-in-process inventory from the previous quarter.  Corporate general and administrative costs were $919,000, compared with $890,000 a year ago. Exploration expense was $2.0 million during the third quarter of 2006, compared with $1.5 million in the third quarter of 2005.

At the end of the quarter, there were approximately 7,800 contained gold ounces of Jerritt Canyon ore and approximately 15,700 contained gold ounces of purchased ore in stockpiles at the mill. There was a working capital deficit of $3.4 million, a reduction of $10.9 million from June 30, 2006, primarily due to the increase in purchased ore stockpile inventories, which accumulated as a result of mill processing limitations from the temporary gear issue, as well as reimbursable reclamation related receivables.

During the third quarter, the Company invested $5.4 million in capital expenditures, primarily for underground mine development and refurbishment of plant and equipment.

Operations Review

During the third quarter, gold production was 43,781(1) ounces of gold, of which 6,892 ounces came from ore purchased from Newmont. Mined ore tons and total mined tons were 27% and 26% lower than the year ago quarter, respectively. Slower than anticipated dewatering at the Smith Mine and lower than expected ore tons mined from the SSX-Steer Mine Complex significantly impacted production.

In an environment of increasing commodity costs and with the gold price declining below $600 per ounce during the third quarter, the Company conducted an internal review of the Jerritt Canyon operations in September. This resulted in a decision to defer mining of higher cost areas of the Smith and SSX mines and to immediately implement cost reduction measures. Specifically, production from below the current water table at the Smith Mine and from Zone 1 of the SSX Mine has been deferred.

Processed ore tonnage was unfavorably impacted as the mill ran at a reduced capacity as a result of gear limitations. During the second quarter of 2006, the bull gear was refurbished and turned over and a new pinion gear was installed. At that time, after consultation with several mill consultants, the Company believed the mill could operate normally at near capacity without risks to the gears.

However, during the third quarter, the new pinion gear exhibited a high degree of wear and pitting, and elevated temperatures that could represent a high risk of failure and potential collateral damage should the mill be pushed to full capacity. As a result, the mill operated at lower capacity for the third quarter and will continue to run at about 75% capacity until the new bull gear is installed as anticipated in early 2007. The gears have been subject to intense monitoring and daily inspections, further limiting mill throughput. Delivery of the new bull gear, which is being fabricated in Australia, is now expected in January of 2007.

The Jerritt Canyon mining and processing operations continue their unrivalled safety record in excess of 2.6 million hours worked without a lost time accident. The Murray Mine, which is no longer being mined, and the SSX Mine were recognized as the safest underground mines in Nevada, winning the first and second place awards, respectively, from the Nevada Mining Association (NMA) in September 2006.  The Jerritt Canyon mill also was recognized by the NMA with a second place award in the safest surface mines and mills category in Nevada.

2006 Outlook

The Company had previously announced on October 4, 2006 estimated fourth quarter production of 40,000 ounces of gold from Jerritt Canyon at cash operating costs of about $420 per ounce.  The Company continues to expect fourth quarter production of approximately 40,000 ounces of gold from Jerritt Canyon, excluding gold produced from ore purchased as part of the ore purchase agreement with Newmont.  The Company is less confident of achieving the $420 cash operating costs per ounce. Jerritt Canyon costs for October 2006 appear to be generally in line with the revised operating plan and the cost cutting measures appear to be taking effect. However, the Company is analyzing the full impact of the cost reduction measures implemented as well as evaluating further possible measures. In view of uncertainties in ongoing operating costs, the Company is not providing cost guidance for the fourth quarter of 2006.

As the Company reported in its October 4 news release, for the full year 2006, gold production from Jerritt Canyon is currently estimated at 160,000 ounces, excluding production from ore purchased from Newmont. This reflects the year-to-date mill-related production shortfalls and lower throughput rate, delays in accessing ore and deferral of the mining of higher cost areas of the mines. Cash operating costs continue to be adversely affected by increases in basic commodity prices.

Exploration expenditures are expected to be $5 million in 2006, compared with $3.9 million in 2005. Capital expenditures are expected to be approximately $21 million, compared with $21.6 million in 2005. Corporate general and administrative costs are estimated at approximately $4.0 million in 2006. The Company expects to fund the balance of these 2006 estimated expenditures from existing cash and expected cash flow from operations.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon gold operations in Nevada, which has produced over 7.5 million ounces of gold from open pit and underground mines since 1981. Current production at the property is from three underground mines.  At year-end 2005, total measured and indicated resources(3)

were 8.8 million tons at 0.24 opt (8 million tonnes at 8 grams per tonne), containing 2.1 million ounces of gold, including approximately 878,000 ounces in reserves(3). The Jerritt Canyon District, which comprises 119 square miles (308 square kilometers) of geologically prospective ground controlled by Queenstake, represents one of the largest contiguous exploration properties in Nevada. In addition, Jerritt Canyon also has one of only three permitted roasting facilities in Nevada.

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(1) The Company’s production and sales for the third quarter of 2006 included 6,892 ounces of gold from the ore purchased from Newmont. (See news releases of March 30, 2006 and April 13, 2006.)

(2) Cash operating costs per ounce are a non-GAAP measure intended to complement conventional GAAP reporting. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance. Please refer to Table 5 of the Management Discussion and Analysis on file at www.sedar.com and www.sec.gov for further information.

(3) Mineral “resources” or “resource” used in this news release are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability.  For further information, please refer to the risk factors and definitions of mineral reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. The Qualified Person for the technical information contained in this news release is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake.

For further information call:
Wendy Yang 303-297-1557 ext. 105
800-276-6070
Email — info@queenstake.com web — www.queenstake.com

Cautionary Statement — This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities law requirements and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and regarding Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of future gold production, processing rates and cash operating costs, (ii) estimates of savings or cost reductions, mill refurbishment and maintenance costs, (iii) estimates related to financial performance, including cash flow, capital expenditures, exploration and administrative costs, (iv) estimates and projections of reserves and resources, (v) estimates and opinions regarding geologic and mineralization interpretation, (vi) estimates of exploration investment, scope of exploration programs and timing of project advancement, commencement of production and availability of drills and other equipment, and (vii) estimates of reclamation and closure costs .  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, operational risks, mine development, production and cost estimate risks and other risks which are described in the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC; www.sec.gov) as well as the Company’s other regulatory filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTERIM CONSOLIDATED STATEMENTS OF LOSS

UNAUDITED

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(In Thousands of U.S. Dollars, except per share amounts)	2006	2005	2006	2005
Gold sales	$26,610	$24,076	$74,528	$67,451
Costs and expenses
Cost of sales	28,160	22,907	69,050	62,046
Depreciation, depletion and amortization	3,618	3,058	10,819	13,411
Non-hedge derivatives	—	388	207	1,528
Exploration	1,979	1,474	3,303	2,859
General and administrative	919	890	3,275	4,090
Accretion of reclamation and mine closure liability	293	194	880	460
Stock-based compensation	143	146	1,057	571
	35,112	29,057	88,591	84,965
Income (loss) from operations	(8,502)	(4,981)	(14,063)	(17,514)

Interest expense	103	47	209	372
Other income, net	(496)	(302)	(1,019)	(697)
Foreign exchange (gain) loss	(4)	(424)	(162)	(165)
(Gain) loss on disposal of assets	(5)	—	(102)	—
Loss on write down of assets	31	—	197	—
	(371)	(679)	(877)	(490)
Net income (loss)	$(8,131)	$(4,302)	$(13,186)	$(17,024)

Net Income (loss) per share - basic and diluted	($0.01)	($0.01)	($0.02)	($0.03)

Weighted average number of shares outstanding (000’s) - basic	582,692	549,842	569,787	495,545

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

UNAUDITED

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(In Thousands of U.S. Dollars)	2006	2005	2006	2005
Deficit, beginning of period	$(87,915)	$(75,911)	$(82,860)	$(63,189)
Net Income (loss)	(8,131)	(4,302)	(13,186)	(17,024)
Deficit, end of period	$(96,046)	$(80,213)	$(96,046)	$(80,213)

INTERIM CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)	September 30, 2006	December 31, 2005
	Unaudited
ASSETS
Current assets
Cash and cash equivalents	$5,494	$10,225
Trade and other receivables	6,207	463
Inventories	13,319	6,519
Marketable securities	13	13
Prepaid expenses	2,413	1,499
Total current assets	27,446	18,719

Restricted cash	27,275	27,165
Mineral property, plant and equipment, net	53,972	45,692
Other assets	1,329	1,763
Total assets	$110,022	$93,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$28,763	$11,063
Other current liabilities	2,130	2,846
Total current liabilities	30,893	13,909

Other long-term obligations	2,122	2,117
Reclamation and mine closure	26,900	26,382
Total liabilities	59,915	42,408

Shareholders’ equity
Common shares, no par value, unlimited number authorized
Issued and outstanding 582,936,489 (2005 - 550,021,360)	143,176	131,804
Contributed surplus	2,963	1,973
Convertible securities	14	14
Deficit	(96,046)	(82,860)
Total shareholders’ equity	50,107	50,931
Total liabilities and shareholders’ equity	$110,022	$93,339

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
(In Thousands of U.S. Dollars)	2006	2005	2006	2005
OPERATING ACTIVITIES
Net loss	$(8,131)	$(4,302)	$(13,186)	$(17,024)
Non-cash items:
Depreciation, depletion and amortization	3,618	3,058	10,819	13,411
Write down of assets	31	—	197	—
(Gain) on disposal of assets	(5)	—	(102)	—
Accretion of reclamation and mine closure liability	293	194	880	460
Write down of non-hedge derivatives	—	388	207	1,528
Stock-based compensation	143	146	1,057	571
Foreign exchange loss	(4)	(424)	(162)	(165)
Loss on sale of marketable securities	—	—	—	38
Write down of marketable securities	—	3	—	7
	(4,055)	(937)	(290)	(1,174)

Reclamation costs incurred	—	(500)	(362)	(500)
Changes in non-cash working capital:
Inventories	(737)	2,372	(6,374)	23
Accounts receivable and prepaid accounts	(6,150)	1,029	(5,731)	723
Accounts payable and accruals	11,982	3,978	19,094	(5,484)
Cash provided by (used in) operating activities	1,040	5,942	6,337	(6,412)

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(5,445)	(7,745)	(20,404)	(14,806)
Proceeds from sale of assets	100	—	121	—
Sale of marketable securities	—	—	—	442
Restricted cash	(345)	(122)	(110)	(373)
Cash (used in) investing activities	(5,690)	(7,867)	(20,393)	(14,737)

FINANCING ACTIVITIES
Common shares issued, net of costs	174	44	11,305	30,393
Notes payable and leases	(478)	(1,002)	(1,976)	(1,392)
Deferred financing costs	(4)	—	(4)	—
Cash provided by (used in) financing activities	(308)	(958)	9,325	29,001

Net increase (decrease) in cash and cash equivalents	(4,958)	(2,883)	(4,731)	7,852
Cash and cash equivalents, beginning of period	10,452	16,867	10,225	6,132
Cash and cash equivalents, end of period	$5,494	$13,984	$5,494	$13,984